UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________________________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
_________________________________________________________________

Swvl Holdings Corp
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

0001875609
(CUSIP Number)

Anders F. Börjesson
c/o VNV (Cyprus) Limited
1, Lampousas Street, 1095 Nicosia, Cyprus
+46 8 545 015 50
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2022
(Date of Event which Requires Filing of this Statement)
_________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001875609	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
VNV (Cyprus) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,462,414

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,462,414

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,462,414

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7% (1)

14	TYPE OF REPORTING PERSON
CO

(1)
 Based on 135,125,060 Class A ordinary shares (the “Class A Ordinary Shares”) of Swvl Holdings Corp (the “Company”) outstanding as of November 9, 2022, as reported in Exhibit 99.1 to the Company’s Form 6-K filed by the Company with the Securities and Exchange Commission on November 14, 2022 (the “Exhibit 99.1 to Form 6-K”).

CUSIP No. 0001875609	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
VNV Global AB (publ)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,462,414 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,462,414 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,462,414 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7% (2)

14	TYPE OF REPORTING PERSON
CO

(1)
 Represents 14,462,414 Class A Ordinary Shares held by VNV (Cyprus) Limited (“VNV Cyprus”). VNV Global AB (publ) (“VNV Global”) is the direct and sole shareholder of VNV Cyprus. Investment and voting decisions relating to holdings of VNV Cyprus are made by a board of directors consisting of four individuals on the basis of recommendations issued by a five-member board of directors of VNV Global.

(2)	Based on 135,125,060 Class A Ordinary Shares of the Company outstanding as of November 9, 2022, as reported in the Exhibit 99.1 to Form 6-K.

SCHEDULE 13D/A

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed with the U.S. Securities and Exchange Commission on April 8, 2022 (the “Schedule 13D”), is being filed on behalf of VNV (Cyprus) Limited and VNV Global AB (publ) (the “Reporting Persons”), with respect to the Class A Ordinary Shares of the Company.

Other than as specifically set forth below, all Items in the Schedule 13D remain unchanged. Capitalized terms in this Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of Schedule 13D is hereby amended to amend and restate “—General,” as follows:

General

Depending on various factors, the Reporting Persons and each of their representatives may from time to time engage in discussions with the Company, other current or prospective shareholders of the Company, existing or potential strategic partners, investment professionals and other third parties regarding a variety of matters relating to the Company, which may include, among other things, the Company’s business, management, capital structure, corporate governance, asset purchases and dispositions, a merger or other extraordinary corporate transaction involving the Company, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the actions that are described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) - (b) Based on 135,125,060 Class A Ordinary Shares of the Company outstanding as of November 9, 2022, as reported in the Exhibit 99.1 to Form 6-K.

VNV Cyprus is the holder of 14,462,414 Class A Ordinary Shares of the Issuer. VNV Global is the direct and sole shareholder of VNV Cyprus. Investment and voting decisions relating to holdings of VNV Cyprus are made by a board of directors consisting of four individuals on the basis of recommendations issued by a five-member board of directors of VNV Global.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated in this Amendment No. 1 by reference.

Certain parties, including VNV Cyprus, that entered into the Shareholder Agreement incorporated by reference in Item 4 of the Schedule 13D, may be deemed to be a “group” pursuant to Rule 13d-3 of the Act. The share ownership reported for the Reporting Persons does not include any Class A Ordinary Shares beneficially owned by the other parties to the Shareholder Agreement except to the extent disclosed in this Schedule 13D, and each of the Reporting Persons disclaims beneficial ownership of any Class A ordinary shares beneficially owned by such other parties except to the extent disclosed in this Schedule 13D.

(c) Except as described herein, the Reporting Persons have not effected any transactions in the Class A Ordinary Shares of the Company in the past 60 days.

(d) - (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2022

VNV (CYPRUS) LIMITED

By: /s/ Boris Sinegubko
Name: Boris Sinegubko
Title: Managing Director

VNV GLOBAL AB (PUBL)

By: /s/ Per Brilioth
Name: Per Brilioth
Title: Managing Director